

RECEIVED
2005 MAY 31 P 2:10

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05008617

Our reference BB/jcd
Date May 6, 2005

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period April 2005 and the Pricing Supplements of April 2005 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group



Rabobank



Latest News

07 April 2005

Rabobank significantly expands operations in Brazil

25 offices to be opened to provide financing for top farmers

The Rabobank Group is going to strengthen its presence in Brazil substantially. In addition to its office in São Paulo that serves large businesses in the food and agri industry, Rabobank International, the group's international corporate and investment bank, is to establish a separate division that will provide financing (in dollars) to the top of the country's farming community. The bank will open 25 offices for this purpose in the key agricultural states of Brazil. The portfolio of agricultural loans in Brazil is expected to rise as a result to nearly two billion dollars in the years ahead. More than 150 million in equity will be allocated for this purpose.

The top segment of the Brazilian farming community consists of large, almost industrial companies that focus on activities including growing cotton, sugarcane, soybeans, maize and coffee. The farmers that will receive financing in dollars produce their crops for the world market and receive their income in dollars. Rabobank International will consequently not run any currency risk.

Decision was reached following a successful pilot
The decision of the Executive Board of the Rabobank Group to expand its operations to establish an agricultural lending operation in Brazil ensues from a successful pilot with a number of offices in the states of Bahia, Goias and Minas Gerais. Rabobank International previously began agricultural lending operations in Australia and New Zealand in the mid-1990s and in the United States in 2002.

'The pilot in Brazil proved be a tremendous success in large part thanks to the strong reputation we have developed as a food & agri bank in Brazil over the years. It is now time for us to take the next step,' says Rik van Slingelandt, member of the Executive Board responsible for the group's international activities and chairman of the Managing Board of Rabobank

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International.

Crop financing
Van Slingelandt says that the decision was made for Rabobank to develop an office network for farm financing in Brazil on its own because there are no parties in the market that conduct similar operations and that are possible candidates for acquisition. 'During the initial years the focus will be on offering financing products, with a special emphasis on crop financing whereby the harvest will serve as collateral. We also plan to add transaction services, such as Internet banking, in the future.'

'Brazil is rapidly gaining a position as one of the world's most important food & agri countries. The country has well-capitalised farming companies that cover a total land area as large as the Netherlands and have net worth of 50 million dollars or more. Financing companies of this scale is extremely attractive to us,' says Van Slingelandt.

Worldwide leader in food & agri
The Rabobank Group is committed to attaining a leading position as an international food & agri bank, whenever possible in combination with retail activities in non-urban areas of high-potential countries. This global 'niche strategy' is aimed at establishing a presence in the world's most important food & agri countries and on acquiring a financial link function within the international food chain. Expanding the international activities in the field of farm financing into Brazil is a logical extension of this strategy.

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Rabobank

Latest News

21 April 2005

Rabobank Nederland opts for energy-efficient lease cars

Rabobank Nederland has announced its decision to implement a 'greener' lease car scheme. "As a leading sustainable bank, we clearly have a name to live up to in the field of environmental consciousness. So it makes perfect sense for us to help put a check on the growing number of cars polluting our environment. By introducing a more environmentally-conscious lease car scheme, Rabobank is demonstrating its commitment to help reduce CO2 emissions," said Hans ten Cate, member of the Executive Board of Rabobank Nederland and responsible for sustainability and socially responsible enterprise. He made this statement this afternoon at the presentation of the 2004 Annual Responsibility and Sustainability Report. Rabobank is the first large company in the Netherlands to implement such a scheme.

The more stringent lease car policy applies to all employees of Rabobank Nederland, including directors and members of the Executive Board. Employees who are eligible for a new lease car will be able to choose from a selection of cars that have been awarded the energy labels 'A', 'B' and 'C'. These automobiles are on average more energy efficient per category. In addition, all lease cars that have diesel engines will be fitted with a soot filter as of 1 January 2006. Rabobank currently has a total fleet of approximately 4,800 lease cars, 1,400 of which are driven by employees of Rabobank Nederland. According to the new lease car scheme, the less energy-efficient models will be phased out gradually and lease car drivers will be able to serve out their current lease contracts. 385 of the 1,400 contracts will expire in 2005 and the last contracts will expire in 2009.

De Lage Landen and Rabobank are developing this sustainable mobility concept jointly with the aim of eventually including this concept in the package of services offered to customers.

More information on the lease car policy can be found in the 2004 Annual Responsibility and Sustainability Report. Rabobank has published two versions of this

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report:
- An Internet version (www.rabobankgroep.nl/jaarverslag) that has been written according to the GRI guidelines. This publication is intended for analysts, NGOs, rating agencies and scientists.
- A printed version that has been written for customers, employees and other interested parties as an update on Rabobank's activities in the field of Socially Responsible Enterprise. This printed version provides a general overview of the content of the complete Annual Responsibility and Sustainability Report.

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Rabobank



Latest News

26 April 2005

Theodoor Gilissen Bankiers and Effectenbank Stroeve join forces

KBL Group European Private Bankers acquires Effectenbank Stroeve from Rabobank

Today Rabobank Nederland and Kredietbank Luxembourgeoise (KBL) have reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The acquisition will make Theodoor Gilissen Bankiers a top five player in the private banking market in the Netherlands.

The objective of joining the forces of two leading players in private banking and investment advisory is to be able to offer a total banking concept to the upper segment of the private market in the Netherlands.

The strategy of KBL Group European Private Bankers is focused on developing a European private banking network composed of players that each have their own identity and a strong reputation, and that are embedded in their local markets.

Theodoor Gilissen Bankiers (1881) and Effectenbank Stroeve (1818) correspond with this profile. Both organisations originated as securities houses (brokerage firms) and through the years they have followed different paths to secure a prominent position in the private banking market. Theodoor Gilissen Bankiers employs the traditional private banking model that focuses on providing asset management and securities bank services to external asset managers. Effectenbank Stroeve holds a strong position in the stockbroking segment (investment advice for active private investors) and is market leader in the field of providing services to external asset managers.

The new combination has total assets under management of more than EUR 7.5 billion. The Board of Directors of the combination will be comprised of Roelf Rogaar as Chairman, Ron Doevendans and Cees Haasnoot. Mr Haasnoot will be appointed to the statutory Board of Directors of Theodoor Gilissen Bankiers and will be responsible for Effectenbank

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Stroeve until the integration is finalised.

Etienne Verwilghen, Chairman of the Board of Directors of KBL and member of the Executive Committee of KBC Group: "Pooling the resources of Theodoor Gilissen Bankiers and Effectenbank Stroeve will create a Dutch private bank that will be on an equal standing with the top players in the Dutch market in terms of both competencies and scale. The new combination fits in perfectly with our European strategy that is aimed at achieving one solitary objective: to provide a first-class service to our private banking clientele."

Roelf Rogaar, Chairman of the Board of Directors of Theodoor Gilissen Bankiers: "I am delighted that we are able to establish this combination. Superior client service is a critical success factor in the extremely competitive private banking market. Effectenbank Stroeve is a complementary firm that enjoys an excellent reputation and a successful track record in its market segments. The new combination will provide us with further opportunities for growth and will enable us to provide an even broader service to our clients."

Cees Haasnoot, Chairman of the Board of Directors of Effectenbank Stroeve: "Serving private clients is at the heart of our business. I look forward to tapping into the opportunities that are offered by joining forces with the leading private banking house, Theodoor Gilissen Bankiers. As a division of KBL, a solid group with a European dimension that focuses exclusively on private banking, we will possess all the necessary components to become an absolute top player in the Dutch market. Pooling our resources and creating economies of scale will also enable us to further optimise and invest in the services to external asset managers."

Piet van Schijndel, member of the Executive Board of Rabobank Nederland: "Theodoor Gilissen Bankiers and Effectenbank Stroeve constitute a high-opportunity combination within the KBL Group European Private Bankers. Uniting the forces of these two organisations will provide the clients of both banks with numerous benefits in the fields of products and services in the future."

The agreement must still be approved by the relevant supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

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Rabobank



Latest News

27 April 2005

New Step in Eureko - Rabobank Co-operation

Foundation laid for large co-operative insurance group

• Interpolis becomes part of Eureko via a merger with Achmea

• Rabobank acquires 37% shareholding in Eureko

Eureko, the parent company of Achmea, and the Rabobank Group, are broadening their current co-operation.

Today, both parties announced a further step in which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko.

Rabobank's shareholding in Eureko is to increase from 5% to 37%.

This transaction will result in an insurance group, which consists of a very large Dutch insurer, and with significant activities in a number of other European countries.

The details of the intended transaction are laid out in a Letter of Intent, which has been signed today, in Zeist, Wednesday 27 April 2005, by Gijsbert Swalef, Chairman of the Executive Board of Eureko, and Bert Heemskerk, Chairman of the Executive Board of Rabobank. This is a progression of the earlier co-operation, which was announced in February 2004.

A year ago, Rabobank and Eureko began working together in the area of health insurance, whereby Interpolis began selling health insurance products of Zilveren Kruis Achmea through the local Rabobanks. From 1 January 2005, Zilveren Kruis Achmea has also insured Rabobank and Interpolis personnel. In addition to these activities, Rabobank acquired a 5% shareholding in Eureko. Additionally, there was a reciprocal exchange of members at the Supervisory Boards of Eureko and Rabobank, and at the Board of Vereniging Achmea and the Centrale Kring Vergadering of Rabobank.

The co-operation has proved to be so successful that Eureko and Rabobank have agreed upon this significant

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further step.

"This new phase is a result of the success of our initial collaboration", said Gijsbert Swalef, Eureko's Chairman. "At the beginning of 2004, we indicated that we would proceed cautiously. That approach has enabled us to develop synergies gradually.

Interpolis provides an important complementary distribution channel for Achmea via the local Rabobanks. The Interpolis brand also fits well with the power brand strategy of Achmea (Centraal Beheer Achmea and Zilveren Kruis Achmea)".

Bert Heemskerk added, "What we have built over the past months has proved so effective that further development was logical. The initial collaboration has delivered practical and tangible benefits. Something which goes well must be given the opportunity to develop further; that is evident".
"It was obvious to centre the increased co-operation around Interpolis", said Heemskerk. "Interpolis is a splendid, modern insurance company which will fit perfectly with the insurance activities of Achmea. It is what you might call a perfect match."

Kick van der Pol, Chairman of the Board of Interpolis, commented, "I am convinced that Interpolis and Achmea will complement each other perfectly, particularly as Eureko is a partner which has a co-operative history. We have achieved a notable position in the market and in this new situation we have the opportunity to strengthen that position, becoming a 'power brand' under our own brand name and marketing strategy. This is important as Interpolis can offer significant added value. The merger makes it possible for Interpolis to grow further".

In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis.

The merger of Interpolis and Achmea creates a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and I.T.

The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the second largest shareholder of Eureko.

At the same time as the merger of the insurance activities and the increase in Rabobank's shareholding in Eureko, the exchange of members at the level of Vereniging Achmea and the Centrale Kring Vergadering will also be broadened.

Despite the increased co-operation, both companies will continue to pursue their own development strategies. Eureko retains the possibility of pursuing an IPO, whilst focusing on the Dutch market and on developing its insurance operations in other European territories.
This new step fits well with Rabobank's aim to become a market leader in the provision of financial services in The Netherlands.

The transaction between Rabobank and Eureko is subject to all necessary approvals by shareholders and regulatory bodies.

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Execution copy

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1291A
TRANCHE NO: 2

TRY 50,000,000 15.50 per cent. Notes 2005 due 23 March 2006

(to be consolidated and form a single series with the existing TRY 50,000,000 15.50 per cent. Notes 2005 due 23 March 2006, issued on 23 March 2005)

Rabobank International
TD Securities
Deutsche Bank AG London
Dexia Capital Markets
UBS Limited
Dresdner Kleinwort Wasserstein
KBC Bank NV

The date of this Pricing Supplement is 4 April 2005

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1291A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		New Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 100,000,000
	(ii)	Tranche:	TRY 50,000,000
5	(i)	Issue Price:	100.44 per cent. of the Principal Amount of the Notes plus 13 day's accrued interest in respect of the period from and including 23 March 2005 to but excluding 5 April 2005
	(ii)	Net proceeds:	TRY 49,595,000 (plus accrued interest TRY 276,027.40, less agreed expenses)
6	Specified Denominations:		TRY 1,000
7	Issue Date:		5 April 2005
8	Maturity Date:		23 March 2006
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		15.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	15.50 per cent.
	(ii)	Interest Payment Date(s):	23 March 2006
	(iii)	Fixed Coupon Amounts:	TRY 155 on each denomination of TRY 1,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA

	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Principal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a *Temporary Global Note. The Temporary* Global Note will be exchangeable for a Permanent Global Note on or after a date which is expected to be 15 May 2005 upon certification as to non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London, Istanbul and Target
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a Temporary Global Note or a Permanent Global Note and the Temporary Global Note or Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), The Toronto-Dominion Bank, Deutsche Bank AG London, Dexia Banque Internationale à Luxembourg, Société Anonyme acting under the name of Dexia Capital Markets, Dresdner Bank AG London Branch, KBC Bank NV and UBS Limited
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	1.00 per cent. Selling Commission 0.25 per cent. combined Management and Underwriting Commission

35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	The Netherlands

The Notes qualify as **"Euro-Securities"** within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or

caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Turkey

Pursuant to article 15 of Decree No. 32 containing the foreign exchange rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. It is not permitted to distribute any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communiqué III, No. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0214578766
40	Common Code:	21457876
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents, and Deutsche Bank Luxembourg S.A. as Listing Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(*a*):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.596708, producing a sum of (for Notes not denominated in Euro):	Euro 29,835,400
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	4 April 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By: ______________________
Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1309A
TRANCHE NO: 1

MXN 500,000,000 9.75 per cent. Notes 2005 due 7 April 2010

TD Securities | **Rabobank International**

Fortis Bank NV-SA | **KBC Bank NV**

The date of this Pricing Supplement is 4 April 2005.

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1309A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Mexican Peso ("MXN")
4	Aggregate Nominal Amount:		
	(i)	Series:	MXN 500,000,000
	(ii)	Tranche:	MXN 500,000,000
5	(i)	Issue Price:	99.73 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	MXN 489,900,000 (less agreed expenses)
6	Specified Denominations:		MXN 1,000
7	Issue Date:		7 April 2005
8	Maturity Date:		7 April 2010
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		9.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	9.75 per cent. per annum, payable annually in arrear
	(ii)	Interest Payment Date(s):	7 April
	(iii)	Fixed Coupon Amounts:	MXN 97.50 per MXN 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA

	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		MXN 1,000 per note of MXN 1,000 specified denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Permanent Global Note on or after a date which is expected to be 17 May 2005 upon certification as to non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London, Mexico City, Target
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), The Toronto-Dominion Bank, Fortis Bank NV-SA, KBC Bank NV
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	1.75 per cent. Combined Selling, Management and Underwriting Commission
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	The Netherlands Each of the Managers has represented and agreed that the Notes qualify as "**Euro-Securities**" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed

for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

Each of the Managers has represented and agreed that no general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Mexico

		Each of the Managers has agreed that it will not offer the Notes publicly in Mexico and will not distribute publicly any offering materials in Mexico.
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0215760181
40	Common Code:	21576018
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. as Paying Agent, and Deutsche Bank Luxembourg S.A. as Listing Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.066513, producing a sum of (for Notes not denominated in Euro):	Euro 33,256,500
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	4 April 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: 

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australia Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1318A

TRANCHE NO: 1

EUR 75,000,000 Fixed Rate/Index-linked Notes due 2020

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 06 April 2005

Noteholders and prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Noteholders and prospective purchasers of the Notes should conduct their own investigations and, in deciding whether or not to purchase the Notes, prospective purchasers should form their own views of the merits of an investment, based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Investors should have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of investing in a particular issue of Notes as well as access to, and knowledge of, appropriate analytical tools to evaluate such merits and risks in the context of their financial situation. Certain issues of Notes are not an appropriate investment for investors who are unfamiliar with the applicable interest rate indices, currencies, other indices or formulas, or redemption or other rights or options. Investors should also have sufficient financial resources to bear the risks of an investment in the Notes.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular dated 15 October 2004 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ("**Reglement Procedure Beursnotering**") of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, the date of the last published annual accounts.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1318A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 75,000,000
	(ii)	Tranche:	EUR 75,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds:	EUR 75,000,000
6	Specified Denominations:		EUR 1,000
7	Issue Date:		08 April 2005
8	Maturity Date:		The earlier of the Early Redemption Date (as defined in item 33 below) and 08 April 2020.
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate for the period beginning on and including the Issue Date and ending on but excluding 08 April 2008. Index-Linked Interest beginning on and including 08 April 2008 and ending on but excluding the Maturity Date. (Further particulars specified in items 17, 20 and 33 below.)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		See item 10 above
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Application has been made for the Notes to be listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Applicable in respect of the Fixed Rate Period (as defined below).

(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear in respect of the period beginning on and including the Issue Date and ending on but excluding 08 April 2008 (the "**Fixed Rate Period**").
(ii)	Fixed Rate Interest Payment Date(s):	08 April in each year from and including 08 April 2006 to and including 08 April 2008.
(iii)	Fixed Coupon Amount(s):	EUR 60 per EUR 1,000 in nominal amount in respect of the Fixed Rate Period.
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual – ISMA
(vi)	Determination Date(s) (Condition 1(a)):	Each Fixed Rate Interest Payment Date
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	See item 27 below

18	Floating Rate Provisions	Not Applicable
19	Zero Coupon Note Provisions	Not Applicable
20	Index Linked Interest Note Provisions	Applicable

(i) Index/Formula:

In respect of each Interest Period (which, for the purposes hereof, shall be deemed to include the period from and including the Interest Payment Date immediately preceding the date of any redemption of the Notes pursuant to Condition 11 to but excluding the date of such redemption) from and including 08 April 2008, the Rate of Interest applicable to the Notes payable annually in arrear will be a percentage rate per annum, as calculated by the Calculation Agent in accordance with the following formula:

The greater of 3x (CMS(10yr) – CMS(2yr)) (expressed as a percentage rate per annum) and 0.00 per cent., provided that no Early Redemption Event (as defined in item 33 below) has occurred,

where:

"**CMS(10yr)**" means the annual swap rate for euro swap transactions with a maturity of ten years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 Page under the heading "EURIBOR BASIS – FRF" and above the caption "11.00 AM

FRANKFURT" as of 11:00 a.m. Frankfurt time on the Interest Determination Date; and

"CMS(2yr)" means the annual swap rate for euro swap transactions with a maturity of two years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 Page under the heading "EURIBOR BASIS – FRF" and above the caption "11.00 AM FRANKFURT" as of 11.00 a.m. Frankfurt time on the Interest Determination Date.

If such rates do not appear at such time on such date, the rate for such Interest Period will be determined as if "EUR-ISDA-EURIBOR Swaps Rate – 11.00" comprised the definition attributed to "EUR-Annual Swap Rate – Reference Banks" under the ISDA Definitions *provided that* in such definition, for the purposes hereof, (i) "Reset Date" means the start date for such Interest Period, (ii) "Reference Banks" has the meaning attributed to it in Condition 1(a), (iii) sub-sections (B) and (1) apply, (iv) "TARGET Settlement Days" means TARGET Business Days, (v) "Designated Maturity" means (in the case of "CMS(10yr)") ten years and (in the case of "CMS(2yr)") two years and (vi) "Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.

If an Early Redemption Event (as defined in item 33 below) occurs, the amount of interest payable in respect of the relevant final Interest Period shall be limited to the Final Interest Amount (as defined in item 33 below).

(ii)	Calculation Agent responsible for calculating the interest due:	Deutsche Bank AG London
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	Not Applicable
(iv)	Interest Period(s):	Each period beginning on, and including, a Specified Interest Payment Date and ending on, but excluding, the next succeeding Specified Interest Payment Date.
(v)	Specified Interest Payment Dates:	08 April in each year commencing on 08 April 2008 up to and including 08 April 2019, and

		subject to adjustment as specified below.
(vi)	Business Day Convention:	Modified Following Business Day Convention
(vii)	Business Centre(s) (Condition 1(a)):	Not Applicable
(viii)	Minimum Rate of Interest:	0.00 per cent. per annum
(ix)	Maximum Rate of Interest:	Not Applicable
(x)	Day Count Fraction (Condition 1(a)):	Actual/Actual – ISMA
(xi)	Interest Determination Date:	The date which is two TARGET Business Days preceding the commencement of an Interest Period.

21 Dual Currency Note Provisions — Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount	EUR 1,000 per note of EUR 1,000 specified denomination
25	Early Redemption Amount	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Par plus accrued interest, in the event of a redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and, in relation to an Early Redemption Event pursuant to item 33 below, the Early Redemption Amount shall be calculated in accordance with item 33 below.
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes	Bearer Notes
(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other	The first sentence of Condition 8(h) shall be deemed to be deleted and replaced with the

	special provisions relating to payment dates:	following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	***Mandatory Early Redemption by Issuer*** If an Early Redemption Event occurs, the Notes shall be redeemed by the Issuer, in whole but not in part, on the Early Redemption Date at the Early Redemption Amount (although in such circumstances the amount of interest payable on the Notes in respect of each Specified Denomination (the "Interest Amount") will be limited to the Final Interest Amount, as described in this item 33). An "**Early Redemption Event**" shall occur if, on any Interest Determination Date in respect of an Interest Period, the Interest Amount for such Interest Period in respect of a Note of the Specified Denomination (as calculated by the Calculation Agent on such Interest Determination Date), when aggregated together with the sum of all Interest Amounts in respect of such Note for all preceding Interest Periods, is calculated to be greater

than or equal to 25.00 per cent. of the then outstanding nominal amount of such Note.

"**Early Redemption Date**" means the Interest Payment Date which falls at the end of the Interest Period that commences after the Interest Determination Date upon which an Early Redemption Event is determined to have occurred.

"**Early Redemption Amount**" means in respect of each Note of the Specified Denomination, an amount equal to EUR 1,000 plus the Final Interest Amount.

"**Final Interest Amount**" means in respect of each Note, an amount equal to 25.00 per cent. of its nominal amount minus the sum of all Interest Amounts payable in respect of such Note on each Interest Payment Date prior to the Early Redemption Date.

Revised Final Interest Amount on Maturity Date

Notwithstanding the provisions of item 20 above, if no Early Redemption Event occurs prior to the Maturity Date, then the Interest Amount payable by the Issuer on the Maturity Date shall be equal to the Revised Final Interest Amount.

"**Revised Final Interest Amount**" means in respect of each Note, an amount equal to 25.00 per cent. of its nominal amount minus the sum of all Interest Amounts paid in respect of such Note on each Interest Payment Date to and including the Specified Interest Payment Date falling in 2019, such that the sum of all Interest Amounts (including the Revised Final Interest Amount) payable in respect of each Note will be an amount equal to 25.00 per cent. of the nominal amount of each Note.

Notices

So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by

delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders.

Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	Not Applicable
37	Cost of Issue:	Not Applicable[1]
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0215447441
40	Common Code:	021544744
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal Agent, Paying Agent and Calculation Agent: Deutsche Bank AG London Amsterdam Listing Agent: Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Amsterdam Paying Agent: Rabo Securities N.V.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate [•] producing a sum of (for Notes not	Not Applicable

[1] The costs in relation to the listing of the Notes at Euronext Amsterdam N.V. will not be borne by the Noteholders, but by the Issuer/Managers. Please note that these costs are not of a material nature.

Segment of the Stock Market of Euronext Amsterdam N.V.:

(i)	Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
(ii)	Numbering and letters:	Not Applicable
(iii)	Whether CF-Form Notes will be issued:	No
(iv)	Numbering and letters of CF-Form Notes:	Not Applicable
(v)	Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 75,000,000
(vi)	Amsterdam Listing Agent:	Rabobank Nederland
(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.
(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List ('Daily Official List') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands

47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	06 April 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

PRICING SUPPLEMENT

POTENTIAL PURCHASERS OF THESE NOTES SHOULD UNDERSTAND THAT AMOUNTS DUE IN RESPECT OF PRINCIPAL ON THE NOTES WILL BE DEPENDENT UPON THE PERFORMANCE OF THE INDEX (AS DEFINED HEREIN), AS MORE FULLY SET OUT HEREIN. NEVERTHELESS, IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED FOR LESS THAN PAR.

12 April 2005

RABOBANK NEDERLAND

Issue of Euro 13,500,000 Robeco EURO STOXX 50 Garant Note April 05/14 under the Euro 5,000,000,000 Principal Protected Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated January 25, 2005. This Pricing Supplement contains the terms of the Notes and must be read in conjunction with such Offering Circular.

A Dutch language summary of the principal terms of the Notes is contained in Annex 2 hereto.

1.	Issuer:	Rabobank Nederland
2.	Series Number:	37
3.	Specified Currency or Currencies:	Euro ("**EUR**")
4.	Aggregate Nominal Amount:	EUR 13,500,000
5.	Issue Price of Tranche:	100 per cent
6.	Specified Denominations:	EUR 100
7.	(i) Issue Date: (ii) Interest Commencement Date	18 April 2005 Not Applicable
8.	Maturity Date:	18 April 2014
9.	Interest Basis:	No Coupon

10.	Redemption/Payment Basis:	Index Linked Redemption (see for details the Schedule attached hereto)
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Call Option: (Condition 4(c))	Not Applicable
13.	Status of the Notes:	Senior
14.	Listing:	Euronext Amsterdam
15.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions: (Condition 3(a))	Not Applicable
17.	Floating Rate Note Provisions: (Condition 3(b))	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

18.	Zero Coupon Note Provisions: (Condition 4(e)(iv))	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

20.	Equity Linked Note Provisions: (Condition 5)	Not Applicable

PROVISIONS RELATING TO INDEX LINKED NOTES

21.	Index Linked Note Provisions:	Applicable
	(i) Index/Formula [Indices/Formulas]: (Condition 6)	Dow Jones EURO STOXX 50SM Index (Bloomberg Ticker: SX5E For further details see Schedule hereto)

(ii)	Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible to impractible: (Condition 6)	As per the Offering Circular
(iii)	Specified Period(s)/Specified Interest Payment Dates: (Condition 3(a) or 3(b) or 3(e)	Not Applicable
(iv)	Business Day Convention: (Condition 3(a) or 3(b) or 3(e))	Following Business Day Convention
(v)	Additional Business Centre(s): (Condition 3(b))	Not Applicable
(vi)	Minimum Rate of Interest: (Condition 3(b)(iii))	Not Applicable
(vii)	Maximum Rate of Interest: (Condition 3(b)(iii)	Not Applicable
(viii)	Day Count Fraction: (Condition 3(a) or 3(b))	Not Applicable
(ix)	Name of Sponsor (Condition 6)	STOXX Limited
(x)	Stock Exchange/Related Exchange (Condition 6)	See Schedule hereto
(xi)	Valuation Date: (Condition 6)	See the Schedule attached hereto

PROVISIONS RELATING TO REDEMPTION

22.	Issuer Call: (Condition 4 (c))	Not Applicable
23.	Issuer's Option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes: (Condition 4(d))	Not Applicable
24.	Final Redemption Amount of	See the Schedule hereto

	each Note: (Condition 4(a))	The Final Redemption Amount will be at least 100% of Specified Denomination
25.	Early Redemption Amount of each note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the (if required or if different from that set out in Condition 4(e)):	The Early Redemption Amount of the Notes payable on redemption for taxation reasons (**"Tax Call"**) or an Event of Default shall be an amount equal to the higher of the nominal value of the Notes or the market value of the Notes on the date of this redemption, adjusted as far as the market value is concerned to account for any losses, expenses and costs to the Issuer (or any of its affiliates) of unwinding any underlying or related hedging and funding arrangements including (without limitation) equity options, all as determined by the Calculation Agent in its sole and absolute discretion.
26.	Price Information and Purchase Offer:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) (Condition 8)	No
28.	Form of Notes: (Condition 1)	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the circumstances set out in the Permanent Global Note.
29.	Additional Financial Centre(s) or other special provisions relating to Payment Day: (Condition 7(e))	Not Applicable
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and	Not Applicable

date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:
(Conditions 3(d) and 4(g))

32.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: (Condition 4(f))	Not Applicable
33.	Redenomination applicable:	Redenomination not applicable
34.	Calculation Agent:	Rabo Securities N.V.
35.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36.	(i) If syndicated, names of Managers	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
37.	If non-syndicated, name of relevant Dealer:	Robeco Bank Holding B.V.
38.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
39.	Additional selling restrictions:	The Notes have not been and will not be authorised for public offering in Luxembourg and may not be offered or sold in Luxembourg in circumstances that would constitute a public offer unless the requirements of Luxembourg law concerning public offers have been complied with.
40.	Effective yield of the Notes (Euronext Amsterdam listed Notes only):	Not Applicable
41.	Use of proceeds (Euronext Amsterdam listed only):	General corporate purposes
42.	Net proceeds	The net proceeds of the issue of the

(Euronext Amsterdam listed only):	Notes are EUR 13,500,000

43. Costs of Issue

(i) Costs borne by purchasers of Notes:	Not Applicable
(ii) Commission paid to : intermediaries	Robeco Bank Holding B.V. as dealer is to receive arrangement fees in connection with this transaction comprising an amount equal to 1.8 per cent of the principal amount of the Notes payable on the Issue Date and amounts equal to 1.0 per cent of the outstanding principal amount of the Notes less the outstanding principal amount of any Notes held by Rabo Securities N.V. on each Fee Valuation Date (as defined in paragraph 1 of the Schedule) payable 2 Currency Business Days after each Fee Valuation Date.
(iii) Other costs	Not Applicable

OPERATIONAL INFORMATION

44.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
45.	Delivery:	Delivery against payment
46.	Additional Paying Agent(s) (if any):	Not Applicable
	ISIN:	XS0212861842
	Common Code:	21286184

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the Euro 5,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:________________________
Duly authorised

SCHEDULE

Defined terms used in this Schedule have the same meaning as in the Offering Circular dated January 25, 2005 or the Pricing Supplement dated April 12, 2005 unless otherwise stated in this Schedule.

1. Definitions relating to the Index Linked Amount:

"Closing Level"	Means the official closing level of the Index on the Related Exchange.
"Exchange"	Eurex
"Fee Valuation Dates"	18 October 2005, 18 April 2006, 18 October 2006 and 18 April 2007
"Final Averaging Dates"	16 April 2013, 16 July 2013, 16 October 2013, 16 January 2014 and 16 April 2014
"Index Business Day"	A day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on the Related Exchange other than a day on which trading on any such exchange is scheduled to close prior to its regular weekday closing time.
"I_{end}"	The arithmetic average of the official Closing Levels on the Final Averaging Dates
"Initial Averaging Dates"	13 April 2005, 14 April 2005 and 15 April 2005
"I_{start}"	The arithmetic average of the official Closing Levels on the Initial Averaging Dates
"Participation Level"	90%
"Related Exchange"	Means, at any time, and from time to time, each exchange on which the options or future contracts on the Index are traded.
"Valuation Date"	The last Final Averaging Date
"Valuation Time"	The time at which the Sponsor publishes the Closing Level of the Index

2. Final Redemption Amount

PROVISIONS RELATING TO INDEX LINKED NOTES

Unless previously redeemed or purchased and cancelled as provided in the Conditions, the Notes will be redeemed on the Maturity Date at an amount in Euro (the "**Final Redemption Amount**") determined by the Calculation Agent, in its sole and absolute discretion, in accordance with the following formula:

Specified Denomination + Index Linked Amount

where the **Index Linked Amount** will be calculated by the Calulation Agent, in it's sole and absolute discretion in accordance with the following formula:

Specified Denomination x Participation Level x Multiplier

where the **Multiplier** will be calculated by the Calculation Agent, in its sole and absolute discretion in accordance with the following principle:

- *If on any Index Business Day from and including the Issue Date to and including the last Final Averaging Date, the Closing Level of the Index is never at or above* $125\% \times I_{Start}$, *the Multiplier is* $MAX\left[0\%; \frac{I_{End}}{I_{Start}} - 1\right]$.
- *If on any Index Business Day from and including the Issue Date to and including the last Final Averaging Date, the Closing Level of the Index is at or above* $125\% \times I_{Start}$, *but never at or above* $150\% \times I_{Start}$, *the Multiplier is* $MAX\left[25\%; \frac{I_{End}}{I_{Start}} - 1\right]$.
- *If on any Index Business Day from and including the Issue Date to and including the last Final Averaging , the Closing Level of the Index is at or above* $150\% \times I_{Start}$, *the Multiplier is* $MIN\left[100\%; MAX\left(50\%; \frac{I_{End}}{I_{Start}} - 1\right)\right]$

ANNEX 1

ENGLISH SUMMARY

DESCRIPTION OF THE PRINCIPAL CHARACTERISTICS OF THE ISSUE OF EUR 13,500,000 ROBECO EURO STOXX 50 GARANT NOTE APRIL 05/14.

Under the EUR 5,000,000,000 Principal Protected Medium Term Note Programme Rabobank Nederland issues for EUR 13,500,000 Robeco EURO STOXX 50 Garant Notes April 05/14 (the "Notes").

The full terms and conditions of the Notes are set out in the Offering Circular dated 25 January 2005 (hereafter the "Offering Circular") and the pricing supplement dated April 12, 2005 (hereafter the "Pricing Supplement"). Prospective investors of the Notes should pay particular attention to the "Special Considerations" set out on page 7 of the Offering Circular. Hereafter follows a summary of the main characteristics of the Notes.

The issue date of the Notes is determined on 18 April 2005. The Notes will be issued with an issue price of 100% being EUR 100 for each Note. Potential purchasers of the Notes can buy the Notes in integral multiples of EUR 100 being the "Nominal Value" of the Notes. The Notes will be settled through Euroclear and Clearstream. The subscription period starts on 11 March 2005 and ends on 8 April 2005, 17.00 CET.

The Notes will not bear interest. Instead, on the maturity date, being 18 April 2014, each Note entitles the holder thereof to a payment of an amount in euros equal to the Nominal Value of the Note increased by an amount ("Additional Payment"), calculated in accordance with the formula set forth in the Schedule to the Pricing Supplement. The Additional Payment is dependent of

- the arithmetic average of the official Closing Levels of the Index on the Final Averaging Dates, as set forth in the Schedule ("Final Value");
- the relative difference ("Performance Value") between the Final Value of the Index and the Initial Value, being the arithmetic average of the official Closing Levels of the Index on 13, 14 and 15 April 2005;
- a possible Closing Level of the Index, on any Index Business Day during the life of the Note, at or above one or more barrier levels ("Barrier Levels"), being a 25% or a 50% increase of the Index relative to the Initial Value of the Index;
- the participation level, being 90%.

If the official Closing Level Index is never at or above one of the Barrier Levels, or if the Performance Value is higher than the highest Barrier Level reached, the Note redeems at Nominal Value plus 90% of the Performance Value, where the Performance Value never can be negative and is never more than 100%.
If the official Closing Level of the Index, on any Index Business Day from and including the Issue Date to and including the last Final Averaging Date, is at or above one of the Barrier Levels and the Performance Value is below the highest Barrier Level reached, the Note redeems at Nominal Value plus 90% of the highest Barrier Level reached.

Payment on maturity date will in no circumstances be less than the Nominal Value of EUR 100 per Note and will in no circumstances be more than 190% of the Nominal Value of EUR 100.

Potential investors should be aware that the payment of Euro 100 per Note will only be valid at maturity date.

The notes will be listed on the stock market of Euronext Amsterdam. Unless previously redeemed, the Notes will mature on 18 April 2014.

In the event of any inconsistency between the provisions of this description and the Offering Circular or the Pricing Supplement, the Offering Circular or the Pricing Supplement (as applicable) will prevail.

ANNEX 2

DUTCH SUMMARY

NEDERLANDSTALIGE BESCHRIJVING VAN DE VOORNAAMSTE KENMERKEN VAN DE UITGIFTE VAN EUR 13.500.000 ROBECO EURO STOXX 50 GARANT NOTES APRIL 05/14.

Onder het EUR 5.000.000.000 Principal Protected Medium Term Note Programme geeft Rabobank Nederland voor EUR 13.500.000 Robeco EURO STOXX 50 Garant Notes April 05/14 (de "Notes") uit.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige Offering Circular gedateerd 25 januari 2005 (hierna: het "Offering Circular") tezamen met de Engelstalige prijsbijlage, gedateerd 12 april 2005 (hierna: de "Prijsbijlage"). Potentiële investeerders worden hierbij gewezen op de "Special Considerations" op pagina 7 en "Bijzondere Aandachtspunten" op pagina 8 van het Offering Circular. Hieronder volgt een samenvatting van de voornaamste kenmerken van de Notes.

De uitgiftedatum voor de Notes is gesteld op 18 april 2005. De Notes worden uitgegeven tegen een uitgifteprijs van 100% zijnde EUR 100 per Note. Potentiële kopers kunnen per Note van EUR 100 nominaal ("Nominale Waarde") inschrijven. Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream. De inschrijvingsperiode start op 11 maart 2005 en eindigt op 8 april 2005, 17.00 CET.

De Notes zijn niet rentedragend. Daar staat tegenover dat op de einddatum, zijnde 18 April 2014, elke Note recht geeft op een uitbetaling in euro's gelijk aan de Nominale Waarde vermeerderd met een bedrag ("Additionele Betaling") berekend volgens de formule zoals beschreven in de Schedule van de Prijsbijlage. De Additionele Betaling is afhankelijk van:

- het rekenkundig gemiddelde van de officiële slotkoersen van de Index op de "Final Averaging Dates", zoals weergegeven in de Schedule ("Eindwaarde");
- het procentuele verschil ("Prestatiewaarde") van de Eindwaarde ten opzichte van de "Beginwaarde",waarbij de Beginwaarde gelijk is aan het rekenkundig gemiddelde van de officiële slotkoersen van de Index op 13, 14 en 15 April 2005 ;
- het wel of niet bereiken van de clickniveau's (respectievelijk 25% en 50%), die worden gerealiseerd als de slotkoers van de Index op een "Index Business Day" met ten minste 25% of 50% is gestegen ten opzichte van de Beginwaarde; en
- de participatiegraad, zijnde 90%

Als de officiële slotkoers van de Index zich nooit op of boven één van de clickniveau's bevindt, of als de Prestatiewaarde zich boven het hoogst behaalde clickniveau bevindt, dan keert de Note de Nominale Waarde plus 90% van de Prestatiewaarde uit, waarbij de Prestatiewaarde nooit negatief kan zijn en nooit hoger dan 100% kan zijn.
Als de officiële slotkoers zich, op enige handelsdag in de periode vanaf de uitgiftedatum tot en met de laatste Final Averaging Date, op of boven een clickniveau heeft bevonden en de Prestatiewaarde ligt onder het hoogst behaalde

clickniveau, dan keert de Note de Nominale Waarde plus 90% van het hoogst behaalde clickniveau uit.

De uitbetaling op het einde van de looptijd zal nooit minder zijn dan de Nominale Waarde van EUR 100 per Note en zal nooit meer zijn dan EUR 190 per Note.

Potentiële investeerders worden erop gewezen dat de uitbetaling van EUR 100 per Note alleen geldt op het einde van de looptijd.

De looptijd van de Notes is 9 jaar. De einddatum zal 18 april 2014 zijn, indien de Notes niet vervroegd zijn afgelost.
Een aanvraag is gedaan om de Notes aan de effectenbeurs van Euronext Amsterdam te noteren.

Deze samenvatting van voornaamste kenmerken van de Notes is een beschrijving en vertaling van het volledig Engelstalige Prospectus en de Engelstalige Prijsbijlage. Het Engelstalige Prospectus en de Engelstalige Prijsbijlage zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen het Engelstalige Prospectus, de Engelstalige Prijsbijlage en deze Nederlandstalige samenvatting zullen het Engelstalige Prospectus en de Engelstalige Prijsbijlage doorslaggevend zijn.

Annex 3

Information relating to the Dow Jones EURO STOXX 50sm Index

1. Description

The Dow Jones EURO STOXX 50sm Index is a capitalization-weighted index of 50 European blue-chip stocks from those countries participating in the EMU. The equities use free float shares in the index calculation. The index was developed with a base value of 1000 as of December 31, 1991. This index uses float shares.

2. Graph

The following graph sets out, for the period indicated, the daily closing levels of the Dow Jones EURO STOXX 50sm Index:


3000
2950
2900
2850
2800
2750
2700
2650
2600
2550
2500
16-2-2004
3-3-2004
19-3-2004
6-4-2004
26-4-2004
12-5-2004
28-5-2004
16-6-2004
2-7-2004
20-7-2004
5-8-2004
23-8-2004
8-9-2004
24-9-2004
12-10-2004
28-10-2004
15-11-2004
1-12-2004
17-12-2004
6-1-2005
24-1-2005
9-2-2005
Dow Jones EURO STOXX 50 Index

Source: Bloomberg

The closing level of the Index on 14 February 2005 was 3075.76.

3. Further Information

The index is calculated and announced by

Stoxx Limited
Selnaustrasse 30
CHH-8021 Zurich
Switzerland

Website: www.stoxx.com

4. Disclaimer

The Dow Jones EURO STOXX 50 Index is owned by STOXX Limited ("STOXX"). The name of the Dow Jones EURO STOXX 50 Index is a service mark of Dow Jones & Company, Inc. ("Dow Jones") and has been licensed for certain purposes to the Issuer.

STOXX and Dow Jones have no relationship to the Issuer, other than the licensing of the Dow Jones EURO STOXX 50 Index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

- **STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:**
  - **The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50 Index and the data included in the Dow Jones EURO STOXX 50 Index;**
  - **The accuracy or completeness of the Dow Jones EURO STOXX 50 Index and its data;**
  - **The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50 Index and its data;**
- **STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50 Index or its data;**
- **Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.**

The licensing agreement between the Issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1161A
TRANCHE NO.: 2
ZAR 200,000,000 8.00 per cent. Notes due 2010
(to be consolidated and form a single series with the ZAR 250,000,000 8.00 per cent. Notes due 2010
(Series Number:1161A/1) issued on 11 November 2004)

Deutsche Bank

Rabobank International

Daiwa Securities SMBC Europe

DZ BANK AG

ING BELGIUM NV/SA

RBC Capital Markets

TD Securities

UBS Investment Bank

The date of this Pricing Supplement is 12 April 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch, South African and Italian selling restrictions in Paragraph 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer or of the Group since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003.

In connection with this issue, Deutsche Bank AG London (the "**Stabilising Manager**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager or any agent acting for it to do this. *Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.*

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1161A (to be consolidated and form a single series with the ZAR 250,000,000 8.00 per cent. Notes due 2010 (Series Number:1161A/1) issued on 11 November 2004)
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		South African Rand ("ZAR")
4	Aggregate Nominal Amount:		
	(i)	Series:	ZAR 450,000,000
	(ii)	Tranche:	ZAR 200,000,000
5	(i)	Issue Price:	100.055 per cent. of the Aggregate Nominal Amount of the Notes in respect of the Tranche plus accrued interest from and including 11 March 2005 to but excluding 14 April 2005
	(ii)	Net proceeds:	ZAR 197,850,411 (excluding any agreed expenses)
6	Specified Denominations:		ZAR 5,000, ZAR 50,000 and ZAR 500,000
7	(i)	Issue Date:	14 April 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	11 March 2005
8	Maturity Date:		11 March 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		8.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		None
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Applicable

	(i)	Rate of Interest:	8.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	11 March in each year commencing 11 March 2006
	(iii)	Fixed Coupon Amounts:	ZAR 400.00 per ZAR 5,000 in nominal amount ZAR 4,000 per ZAR 50,000 in nominal amount ZAR 40,000 per ZAR 500,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Dates (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount of each Note		ZAR 5,000 per note of ZAR 5,000 specified denomination ZAR 50,000 per note of ZAR 50,000 specified denomination ZAR 500,000 per note of ZAR 500,000 specified denomination
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		The provisions in Condition 14 will apply to further issues

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Deutsche Bank AG London Daiwa Securities SMBC Europe Limited DZ Bank AG Deutsch Zentral-Genossenschaftsbank, Frankfurt am Main ING Belgium NV/SA Royal Bank of Canada Europe Limited The Toronto-Dominion Bank UBS Limited
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.875 per cent. of the nominal amount of the Notes comprising a management and underwriting commission of 0.25 per cent. and a selling commission of 1.625 per cent.
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	**The Netherlands** Each Manager will be required to represent and agree that the Notes will and may only be offered anywhere in the world, and such an offer will and may only be announced, to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), investment institutions, insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), provided that each

offer and each announcement of the offer states that the offer is exclusively made to those persons.

The Republic of South Africa

Each Manager represents and agrees that it has not and will not offer for sale or subscription any Notes, directly or indirectly, to any person, corporate or other entity resident in the Republic of South Africa except in accordance with South African Exchange Control Regulations, and in circumstances which would not constitute and offer to the public within the meaning of the South African Companies Act, 1973 (as amended).

Republic of Italy

Each Manager represents and agrees that the offering of the Notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of the Offering Circular or of any other document relating to the Notes be distributed in the Republic of Italy, except:

(i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended; or

(ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "Financial Services Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Each Manager further represents and agrees that any offer, sale or delivery of the Notes or distribution of copies of the Offering Circular or any other document relating to the Notes in the Republic of Italy under (i) or (ii) above must be:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of September 1, 1993 (the "Banking Act"), as amended; and

(b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy pursuant to which the issue on the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(c) in accordance with any other applicable laws and regulations.

37	Costs of Issue:		Not Applicable
38	Subscription period:		Not Applicable

OPERATIONAL INFORMATION

39	(i)	Temporary ISIN Code:	XS0216659598
	(ii)	ISIN Code:	XS0204689474
40	(i)	Temporary Common Code:	021665959
	(ii)	Common Code:	020468947
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):		Not Applicable
42	Delivery:		Delivery against payment
43	The Agents appointed in respect of the Notes are:		Deutsche Bank AG London Deutsche Bank Luxembourg S.A.

		Rabobank Securities N.V.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.122570, producing a sum of (for Notes not denominated in Euro):	Euro 24,514,000
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	12 April 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By:

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1324A
TRANCHE NO: 1

TRY 50,000,000 12.75 per cent. Notes 2005 due 26 April 2010

Rabobank International

TD Securities

Fortis Bank

Dexia Capital Markets

Royal Bank of Canada Europe Limited

Dresdner Kleinwort Wasserstein

UBS Limited

KBC Bank NV

The date of this Pricing Supplement is 22 April 2005

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2004, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2004.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1		Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1324A
	(ii)	Tranche Number:	1
3		Specified Currency or Currencies:	New Turkish Lira ("TRY")
4		Aggregate Nominal Amount:	
	(i)	Series:	TRY 50,000,000
	(ii)	Tranche:	TRY 50,000,000
5	(i)	Issue Price:	100.25 per cent. of the Aggregate Amount
	(ii)	Net proceeds:	TRY 49,250,000 (less agreed expenses)
6		Specified Denominations:	TRY 1,000
7		Issue Date:	26 April 2005
8		Maturity Date:	26 April 2010
9		Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10		Interest Basis:	12.75 per cent. Fixed Rate
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14		Status of the Notes:	Senior
15		Listing:	Luxembourg
16		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	12.75 per cent.
	(ii)	Interest Payment Date(s):	26 April, payable annually in arrear on 26 April of each year commencing on 26 April 2006
	(iii)	Fixed Coupon Amounts:	TRY 127.50 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA

	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		TRY 1,000 per note of TRY 1,000 specified denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes

	(i) Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Permanent Global Note on or after a date which is expected to be 5 June 2005 upon certification as to non-U.S. beneficial ownership, which Permanent Global Note is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Istanbul and Target
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a Temporary Global Note or a Permanent Global Note and the Temporary Global Note or Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank

		International), The Toronto-Dominion Bank, Dexia Banque Internationale à Luxembourg, Société Anonyme acting under the name of Dexia Capital Markets, Dresdner Bank AG London Branch, KBC Bank NV, Royal Bank of Canada Europe Limited and UBS Limited
	(ii) Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii) Dealer's Commission:	1.25 per cent. Selling Commission 0.50 per cent. combined Management and Underwriting Commission
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	The Netherlands

The Notes qualify as **"Euro-Securities"** within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will

not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Turkey

Pursuant to article 15 of Decree No. 32 containing the foreign exchange rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. It is not permitted to distribute any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communiqué III, No. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0217634467
40	Common Code:	21763446
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. as Paying Agent, and Deutsche Bank Luxembourg S.A. as Listing Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.577075, producing a sum of (for Notes not denominated in Euro):	Euro 28,853,750
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	22 April 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: 

Duly authorised attorney

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1326A

TRANCHE NO: 1

EUR 1,000,000,000 Callable Floating Rate Subordinated Step-Up Notes 2005 due 2015

Issue Price: 99.875 per cent.

Citigroup

Credit Suisse First Boston | **Rabobank International**

Dresdner Kleinwort Wasserstein | **Morgan Stanley**

UBS Investment Bank

The date of this Pricing Supplement is 22 April 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules (*Reglement Procedure Beursnotering)* of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since December 31, 2004 and no material adverse change in the financial position or prospects of the Issuer since December 31, 2004.

In connection with this issue, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1326A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,000,000,000
	(ii)	Tranche:	EUR 1,000,000,000
5	(i)	Issue Price:	99.875 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds:	EUR 997,750,000
6	Specified Denominations:		EUR 50,000
7	Issue Date:		28 April 2005
8	Maturity Date:		28 July 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (further particulars specified below)
14	Status of the Notes:		Dated Subordinated (Lower Tier 2), see Annex A hereto.
15	Listing:		Eurolist by Euronext Amsterdam N.V.
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The Interest Periods shall be from and including 28 January to but excluding 28 April, from and including 28 April to but excluding 28 July, from and including 28 July to but excluding 28 October and from

		and including 28 October to but excluding 28 January in each year
(ii)	Specified Interest Payment Dates:	Interest will be payable quarterly in arrear on 28 January, 28 April, 28 July and 28 October in each year, commencing on 28 July 2005 and ending on the Maturity Date subject, in each case, to adjustment in accordance with the Business Day Convention
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination The Rate of Interest shall be determined by the following formula: 3 month EUR-EURIBOR-Telerate plus Margin
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable
	- Floating Rate Option:	EUR-EURIBOR-Telerate
	- Designated Maturity:	3 month
	- Reset Date:	The first day of the relevant Interest Period
	- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
(x)	Margin(s):	From and including 28 April 2005 to but excluding 28 July 2010: 0.125 per cent. per annum From and including 28 July 2010 to but excluding 28 July 2015: 0.625 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360
(xiv)	Rate Multiplier:	Not Applicable

(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
(i)	Optional Redemption Date(s):	Each Specified Interest Payment Date commencing from (and including) the Specified Interest Payment Date falling on or nearest to 28 July 2010 and ending on the Specified Interest Payment Date falling on or nearest to 28 April 2015.
(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	EUR 50,000 per Note of EUR 50,000 specified denomination
(iii)	If redeemable in part:	Not Applicable
(iv)	Option Exercise Date(s):	Not Applicable
(v)	Description of any other Issuer's option:	Not Applicable
(vi)	Notice period (if other than as set out in the Conditions):	In accordance with Condition 7(d)
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	EUR 50,000 per Note of EUR 50,000 specified denomination
25	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8 (f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	(i) See Annex A hereto. (ii) So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Citigroup Global Markets Limited Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Credit Suisse First Boston (Europe) Limited Dresdner Bank AG London Branch Morgan Stanley & Co. International Limited UBS Limited
	(ii) Stabilising Manager (if any):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(iii) Dealer's Commission:	Combined Management and Underwriting Commission: 0.1 per cent. of the Aggregate Nominal Amount of the Notes
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	Not Applicable
37	Costs of Issue:	Not Applicable[1]
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0217360824
40	Common Code:	21736082
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Fondscode: 15339
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG London Paying Agent: Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. Calculation Agent: Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), Utrecht Branch

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable

[1] The costs in relation to the listing of the Notes at Euronext Amsterdam N.V. will not be borne by the Noteholders, but by the Issuer/Managers. Please note that these costs are not of a material nature.

45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and 2.1.20 of Schedule B of the Listing and Issuing Rules (*Fondsenreglement*) of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 997,750,000
	(vi) Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., (Rabobank International)
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	22 April 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By:



Duly authorised

Annex A

The terms and conditions of the Notes are modified as follows:

(i) Condition 4 shall not apply but the following will apply in its stead:

"4. Status

Subject to exceptions provided by mandatory applicable law, the payment obligations under each of the Notes constitute unsecured obligations of the Issuer and shall, in case of (a) the bankruptcy of the Issuer; (b) a situation in which an "emergency" (*noodregeling*) as contemplated in Chapter X of the Dutch 1992 Act on the Supervision of the Credit System (*Wet toezicht kredietwezen 1992*), as modified or re-enacted from time to time, (such situation hereinafter being referred to as a "**Moratorium**") is applicable to the Issuer; or (c) dissolution (*ontbinding*) of the Issuer, rank:

(i) subordinate and junior only to present and future unsubordinated indebtedness of the Issuer;

(ii) *pari passu* amongst themselves and with any other present and future indebtedness which ranks by or under its own terms or otherwise, *pari passu* with the Notes; and

(iii) senior to any other present and future indebtedness which ranks by or under its own terms or otherwise, subordinate or junior to the Notes.

By virtue of such subordination (i) payments to the holders of the Notes will, in case of bankruptcy or dissolution of the Issuer or in the event of a Moratorium with respect to the Issuer, only be made after all payment obligations of the Issuer ranking senior to the Notes have been satisfied and (ii) any right of set-off by the holder of any Note in respect of any amount owed to such holder by the Issuer under or in connection with such Note shall be excluded and (iii) each holder of a Note shall, by virtue of being the holder of any Note, be deemed to have waived all such rights of set-off.

For the purposes of the solvency guidelines of the Dutch Central Bank (*De Nederlandsche Bank N.V.*) to which the Issuer is subject (the "**Solvency Guidelines**"), the Notes will qualify as "Lower Tier 2 Capital", as referred to in the Solvency Guidelines."

(ii) Condition 5 shall not apply.

(iii) The following shall apply as new Condition 7(i):

"(i) Condition to Redemption

Redemption of the Notes pursuant to Conditions 7(c) or 7(d) may only be effected after the Issuer has obtained the prior written consent of the Dutch Central Bank (*De Nederlandsche Bank N.V.*)."

(iv) Condition 11 shall not apply but the following will apply instead:

"11 Events of Default

If the Issuer becomes bankrupt, an administrator is appointed, or an order is made or an effective resolution is passed for the winding-up, liquidation or administration of the Issuer (except for the purposes of a reconstruction or merger, the terms of which have previously been approved by a meeting of Noteholders) or an application is filed for a declaration (which is not revoked within a period of 30 days) or a declaration is made under Article 71 of the Dutch 1992 Act on the Supervision of the Credit System (*Wet toezicht kredietwezen 1992*), as modified or re-enacted from time to time, of the Netherlands (an "**Event of Default**"), the holder of any Note may, by written notice to the Issuer at its specified office, declare such Note to be forthwith due and payable, whereupon the Early Redemption Amount of such Note together with accrued interest to the date of payment shall become immediately due and payable, unless such Event of Default shall have been remedied prior to the receipt of such

notice by the Issuer provided that repayment of any Note under this Condition will only be effected after the Issuer has obtained prior written consent of the Dutch Central Bank (*De Nederlandsche Bank N.V.*)."